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                           September 21, 2021

       Toshihiro Mibe
       President and Representative Executive Officer
       Honda Motor Co., Ltd.
       No. 1-1, Minami-Aoyama 2-chome
       Minato-ku, Tokyo
       107-8556, Japan

                                                        Re: Honda Motor Co.,
Ltd.
                                                            Form 20-F for the
Fiscal Year ended March 31, 2021
                                                            Filed June 23, 2021
                                                            File No. 001-07628

       Dear Mr. Mibe:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F

       Item 4
       Information on the Company, page 8

   1. Your CSR report notes that responding to climate change and energy issues are priority issues for Honda and
extremely important to both Honda and its stakeholders.
                                                        We also note that you
provided more expansive disclosure in your CSR report than you provided in your SEC
filings. Please advise us what consideration you gave to providing the same type of
climate-related disclosure in your SEC filings as you provided in your
                                                        CSR report.

   2.                                                   We note that Honda will
actively promote electric vehicles and aims for zero
                                                        environmental impact
throughout the life cycle of its products. Toward that goal, you plan to expand your
lineup of EVs and FCVs and have been developing proprietary all-
 Toshihiro Mibe
Honda Motor Co., Ltd.
September 21, 2021
Page 2
      solid-state batteries. If material, please quantify past and/or future capital expenditures for climate-related projects.
3. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include quantification of material weather-related damages to your property or operations and any weather-related impacts on the cost or availability of insurance.
4. Disclose any material litigation risks related to climate change and the potential impact to the company.
5. We note that Honda has incurred significant compliance and other costs in connection with environmental and safety regulations and will incur future compliance and other costs for new and upcoming regulations. Quantify any material increased compliance costs related to climate change.
6. If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Angelini at 202-551-3045 or Sergio Chinos at 202-551-7844 with any questions.



                                                             Sincerely,
FirstName LastNameToshihiro Mibe
                                                             Division of
Corporation Finance
Comapany NameHonda Motor Co., Ltd.
                                                             Office of
Manufacturing
September 21, 2021 Page 2
cc:       Kaoru Kubota
FirstName LastName